UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

JinkoSolar Holding Co., Ltd.

File No. 333-170146 - CF#25861

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JinkoSolar Holding Co., Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on October 26, 2010, as amended.

Based on representations by JinkoSolar Holding Co., Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.29	through October 11, 2011
Exhibit 10.30	through July 1, 2011
Exhibit 10.31	through February 20, 2011
Exhibit 10.32	through December 31, 2010
Exhibit 10.33	through June 30, 2011
Exhibit 10.34	through December 31, 2011
Exhibit 10.35	through December 31, 2011
Exhibit 10.36	through December 31, 2011
Exhibit 10.37	through December 30, 2010
Exhibit 10.38	through June 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel